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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            J. L. HALSEY CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                  46622HH 10 3
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                                 (CUSIP Number)


                             WILLIAM T. COMFORT, III
                          C/O CITICORP VENTURE CAPITAL
                          GROUND FLOOR, STIRLING SQUARE
                       5-7 CARLTON GARDENS, LONDON SW15AD
                                 44-207-986-5969
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 17, 2002
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 7 of this filing.


                      (Continued on the following page(s))



                                     Page 1
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--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          MR. WILLIAM T. COMFORT, III
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS
          PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                      [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
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                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             4,170,000
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           0
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     4,170,000
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,170,000
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                      [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.1%
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14        TYPE OF REPORTING PERSON

          IN
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ITEM 1.  SECURITY AND ISSUER

         The class of equity security to which this Schedule 13D relates is common stock, $0.01 par value (the "Common Stock"), of J. L. Halsey Corporation (the "Issuer"). The address of the Issuer's principal place of business is 2325-.B Renaissance Drive, Suite 21, Las Vegas, Nevada 89119.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name of Person Filing this Statement (the "Reporting Person"):

                  William T. Comfort, III.

         (b)      Resident or Business Address of the Reporting Person:

                  The principal business office of the Reporting Person is c/o Citicorp Venture Capital, Ground Floor, Stirling Square, 5-7 Carlton Gardens, London SW1 5AD.

         (c)      Present Principal Occupation:

                  William T. Comfort, III is a Director and Chairman of the Board of Directors of the Issuer. The principal business of the Issuer consists of managing litigation against it and attempting to realize its remaining assets. The principal business address of the Issuer is 1018 W. Ninth Avenue, King of Prussia, Pennsylvania 19406. Mr. Comfort also serves as a consultant to Citicorp Venture Capital. Mr. Comfort has served as a member of the board of Ergo Science Corporation, a Delaware corporation, since January 2001.

          (d - e) The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                  Mr. Comfort is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On September 19, 2002, Texas Addison Limited Partnership, a Texas limited partnership, ("Addison") granted to William T. Comfort, III, an option to purchase 4,170,000 shares of Common Stock of the Company held by Addison at an exercise price of $0.04 per share (such exercise price being the closing price on the Common Stock on the over-the-counter bulletin board on September 18, 2002) (the "Option").


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         On December 17, 2002, Mr. Comfort exercised the Option. Mr. Comfort used his personal funds to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transaction described in Item 3 was to allow Mr. Comfort to acquire an interest in the Issuer.

         The Reporting Person is aware that the Issuer is in the process of determining whether it is in the best interests of its stockholders for the Issuer to become an investment company under the Investment Company Act of 1940 in order to achieve a higher return on the Issuer's assets. As of the date of this filing, there are no specific plans or proposals of the Reporting Person which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

         (j) Any act similar to any of those enumerated above.


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ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) Mr. Comfort may be deemed to beneficially own in the aggregate 4,170,000 shares of Common Stock of the Issuer, representing approximately 5.1% of the outstanding shares of Common Stock of the Issuer.

         (b) Mr. Comfort has the sole voting and dispositive power over 4,170,000 shares of Common Stock of the Issuer.

         (c) See Item 3.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Limited Partnership to William T. Comfort, III.


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        January 2, 2003                     By:  /s/ William T. Comfort, III
------------------------------------             -------------------------------
             Date                                William T. Comfort, III



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                                  EXHIBIT INDEX

10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Limited Partnership to William T. Comfort, III.